February 25, 2009

Mail Stop 4561

Mr. Clarence G. Simmons
Chief Financial Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

> **Re:** **Thornburg Mortgage, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2008**
> **Definitive Proxy Statement**
> **File No. 001-11914**

Dear Mr. Simmons:

We have reviewed your response letter dated January 23, 2009 and have the following additional comments. These comments should be addressed in all future filings with the Commission.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proxy Statement on Schedule 14A filed April 29, 2008

Executive Compensation

Compensation Discussion and Analysis, page 30

1.   We have reviewed your response to our prior comment 7. Using the criteria set forth in your response, please tell us how the Compensation Committee determined the individual PSR amounts awarded to each officer in 2007. Please also clarify in your response if the Compensation Committee approved or adjusted the PSR award amount recommended by your chief executive officer. If adjustments are made, please explain why the Compensation Committee felt such

adjustments were appropriate. Please confirm that you will also include similar disclosure in your future filings.

<u>Summary Compensation Table, page 32</u>

2.   We have reviewed your response to our prior comment 8; however, we disagree that it is appropriate to include a negative number in the "All Other Compensation" column of the Summary Compensation table. Such disclosure is more appropriate as an explanatory footnote to the table. Refer to Instruction 3 to Item 402(c)(2)(viii). Please confirm that in future filings any negative changes in the fair value of PSRs will not be included in the Summary Compensation table but discussed in a footnote or other narrative thereto.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Kristi Marrone, Staff Accountant at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Staff Attorney at (202) 551-3404 or Karen Garnett, Assistant Director at (202) 551-3785 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief